UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D102
(CUSIP Number)

JEFFREY B. OSHER
HARVEST CAPITAL STRATEGIES LLC
600 Montgomery Street, Suite 1700
San Francisco, California 94111
(415) 869-4433

ANDREW FREEDMAN, ESQ.
STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,113,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,113,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14	TYPE OF REPORTING PERSON IA
*Represents 3,113,000 Shares held in the Harvest Capital Accounts (as defined herein), including 500,000 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,139,747
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,139,747
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,747*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14	TYPE OF REPORTING PERSON IN
*Represents (i) 3,002,747 Shares held in the Harvest Capital Accounts, including 500,000 Shares underlying call options exercisable within sixty (60) days hereof and (ii) 137,000 Shares held in the Osher Family Accounts (as defined herein).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON DONALD DESTINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,253
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,253
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,253*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN
*Represents 110,253 Shares held in the Harvest Capital Accounts.

CUSIP NO. 39304D102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, par value $0.001 per share (the “Shares”), of Green Dot Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3465 E. Foothill Blvd., Pasadena, California 91107.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)
Harvest Capital Strategies LLC, a Delaware limited liability company (“Harvest Capital”), with respect to the Shares beneficially owned by it as the investment adviser of certain managed accounts (the “Harvest Capital Accounts”);

(ii)	Jeffrey B. Osher, as a managing director of Harvest Capital, and as the beneficial owner of the Shares held in certain family accounts (the “Osher Family Accounts”); and

(iii)	Donald Destino, as a managing director of Harvest Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Harvest Capital and Messrs. Osher and Destino is 600 Montgomery Street, Suite 1700, San Francisco, California 94111.

(c)          Harvest Capital is a registered investment adviser with the Securities and Exchange Commission and serves as the investment adviser to the Harvest Capital Accounts. Each of Messrs. Osher and Destino is a managing director of Harvest Capital.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Osher and Destino are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held in the Harvest Capital Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,613,000 Shares held in the Harvest Capital Accounts is approximately $43,705,199, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 500,000 Shares beneficially owned by Harvest Capital, as further described in Item 6 below, is approximately $1,405,209, including brokerage commissions. The Shares held in the Osher Family Accounts were purchased in the open market with personal funds. The aggregate purchase price of the 137,000 Shares held in the Osher Family Accounts is approximately $2,143,777, including brokerage commissions.

CUSIP NO. 39304D102

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 25, 2016, Harvest Capital delivered a letter to the Issuer’s Board of Directors (the “Board”) and released a comprehensive presentation on the Issuer titled “Proven Leadership is the Missing Ingredient for Long-Term Success,” outlining in detail Harvest Capital’s significant concerns regarding the continued mismanagement and value destruction at the Issuer under the direction of its current Chief Executive Officer, Steve Streit, and demanding immediate leadership change to drive shareholder value and address the Issuer’s poor operational execution, inconsistent financial results, and stock underperformance. In the letter and presentation, Harvest Capital highlights the chronic failures and destructive underperformance under the watch of Mr. Streit and the Board.  Harvest Capital also outlines in the letter and presentation its plans for enhancing long-term shareholder value at the Issuer that Harvest Capital believes could double earnings per share over the next three years based on strategic “self-help” initiatives that it seeks the Issuer to immediately implement, which include, among others: (i) the removal of Mr. Streit as CEO; (ii) the reconstitution of the Board; (iii) the realignment of strategic initiatives for the purpose of balancing growth targets and profitability; (iv) rightsizing the cost-structure and optimizing the capital structure; and (v) unlocking inherent earnings power. Harvest Capital also stated in the letter and presentation that it has attempted to work privately and constructively with the Issuer to make the changes Harvest Capital believes are required to drive shareholder value at the Issuer but to no avail.  The full text of the letter and presentation are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, continuing to engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 52,276,710 Shares outstanding, as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP NO. 39304D102

A.	Harvest Capital

(a)
As of the close of business on January 22, 2016, 3,113,000 Shares were held in the Harvest Capital Accounts, including 500,000 Shares underlaying certain call options that are exercisable within sixty (60) days hereof.  Harvest Capital, as the investment adviser of the Harvest Capital Accounts, may be deemed the beneficial owner of the 3,113,000 Shares held in the Harvest Capital Accounts.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,113,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,113,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Capital through the Harvest Capital Accounts during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Osher

(a)
As of the close of business on January 22, 2016, 137,000 Shares were held in the Osher Family Accounts, which Mr. Osher may be deemed to beneficially own.  Mr. Osher, as a managing director of Harvest Capital, may be deemed to be the beneficial owner of 3,002,747 Shares held in the Harvest Capital Accounts, including 500,000 Shares underlying certain call options that are exercisable within sixty (60) days hereof.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,139,747
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,139,747
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Osher through the Osher Family Accounts during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares through the Harvest Capital Accounts during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Destino

(a)	Mr. Destino, as a managing director of Harvest Capital, may be deemed to be the beneficial owner of 110,253 Shares held in the Harvest Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 110,253
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 110,253
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Destino has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares through the Harvest Capital Accounts during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on January 22, 2016, the Reporting Persons collectively beneficially owned an aggregate of 3,250,000 Shares, constituting approximately 6.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 39304D102

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Harvest Capital through the Harvest Capital Accounts purchased in the over the counter market American-style call options referencing an aggregate of 500,000 Shares, which have an exercise price of $15.00 per Share and expire on September 16, 2016.

Harvest Capital through the Harvest Capital Accounts sold short in the over the counter market American-style call options referencing an aggregate of 500,000 Shares, which have an exercise price of $20.00 per Share and expire on September 16, 2016.

On January 25, 2016, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Harvest Capital Strategies LLC, Jeffrey B. Osher and Donald Destino, dated January 25, 2016.

99.2	Letter to the Board of Directors, dated January 25, 2016.

99.3	Presentation titled “Proven Leadership is the Missing Ingredient for Long-Term Success,” dated January 25, 2016.

CUSIP NO. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2016

HARVEST CAPITAL STRATEGIES LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

/s/ Jeffrey B. Osher
Jeffrey B. Osher

/s/ Donald Destino
Donald Destino

CUSIP NO. 39304D102

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

HARVEST CAPITAL STRATEGIES LLC
(Through the Harvest Capital Accounts)

Purchase of Class A Common Stock	11,535	$16.7931	11/25/2015
Purchase of Class A Common Stock	9,000	$16.7741	11/27/2015
Purchase of Class A Common Stock	13,000	$16.8898	11/30/2015
Purchase of Class A Common Stock	10,250	$16.7044	12/01/2015
Purchase of Class A Common Stock	42,121	$16.8008	12/02/2015
Purchase of Class A Common Stock	43,000	$16.5642	12/03/2015
Purchase of Class A Common Stock	13,000	$16.5037	12/04/2015
Purchase of Class A Common Stock	28,514	$16.3981	12/07/2015
Purchase of Class A Common Stock	23,459	$16.1704	12/08/2015
Purchase of Class A Common Stock	29,365	$16.0851	12/09/2015
Purchase of Class A Common Stock	7,000	$16.4304	12/10/2015
Purchase of Class A Common Stock	16,099	$16.1186	12/11/2015
Purchase of Class A Common Stock	7,000	$16.1268	12/14/2015
Purchase of Class A Common Stock	8,000	$16.4305	12/15/2015
Purchase of Class A Common Stock	7,500	$16.6564	12/17/2015
Purchase of Class A Common Stock	48,195	$16.2293	12/18/2015
Purchase of Class A Common Stock	8,000	$16.4010	12/21/2015
Purchase of Class A Common Stock	8,000	$16.5082	12/22/2015
Purchase of Class A Common Stock	8,000	$16.6774	12/23/2015
Purchase of Class A Common Stock	8,000	$16.7358	12/24/2015
Purchase of Class A Common Stock	8,000	$16.4954	12/28/2015
Purchase of Class A Common Stock	8,000	$16.6585	12/29/2015
Purchase of Class A Common Stock	8,000	$16.5401	12/30/2015
Purchase of Class A Common Stock	32,000	$16.4470	12/31/2015
Purchase of Class A Common Stock	18,000	$16.1729	01/04/2016
Purchase of Class A Common Stock	8,000	$16.5141	01/05/2016
Purchase of Class A Common Stock	20,700	$16.1486	01/06/2016
Purchase of Class A Common Stock	53,392	$15.9895	01/07/2016
Purchase of Class A Common Stock	33,187	$15.8727	01/08/2016
Purchase of Class A Common Stock	9,303	$15.4429	01/14/2016
Purchase of Class A Common Stock	25,200	$15.4856	01/15/2016
Purchase of Class A Common Stock	101,900	$15.6724	01/19/2016
Purchase of Class A Common Stock	28,900	$15.5650	01/20/2016
Purchase of September 2016 Call Option ($15.00 Strike Price)	5,000*	$2.8000	01/20/2016
Sale of September 2016 Call Option ($15.00 Strike Price)**	(5,000)*	$0.7500	01/20/2016
Purchase of Class A Common Stock	19,000	$16.6447	01/21/2016
Purchase of Class A Common Stock	18,444	$17.0608	01/22/2016
*Represents 500,000 shares underlying American-style call options purchased or sold in the over the counter market, as applicable. These call options expire on September 16, 2016.
**Represents a short sale.

JEFFREY B. OSHER
(Through the Osher Family Accounts)

Purchase of Class A Common Stock	45,000	$15.7084	01/11/2016